US Parts Online Inc.

2360 Corporate Circle Suite 400

Henderson, NV 89074

June 24, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re: US Parts Online Inc.- Registration Statement on Form S-1

Amendment No. 6

Filing No. 333-179765

Dear: Justin Dobbie

In response to your letter dated June 4, 2013 which included comments regarding our registration statement, we have prepared the following responses:

Description of Business, page 32

General, page 32

Comment: 1

We note your response to prior comment 2. Please disclose from where you currently operate your business. To the extent you own or lease office space from which you currently operate, please revise “Properties” on page 38 to provide the disclosure required by Item 102 to Regulation S-K.

Response: We have disclosed our location on page 32 and revised "Properties" on page 38 to provide disclosure required by Item 102 to Regulation S-K.

Financial Statements

Condensed Statements of Operations, page 64

Comment: 2

Please tell us why the income statement from the period cumulative inception to November 30, 2012 as presented on page 53 of your filing when added to the period for the three months ended February 28, 2013 does not equal cumulative inception to February 28, 2013. In addition, we note your response to our prior comment 3 that your supplier agreed to credit your deposit toward shipping expenses, which were billed in March 2013. Please tell us why there is no liability for these shipping expenses presented on your February 28, 2013 balance sheet. Please advise or correct as necessary.

Response: Please see updated income statement for the period of inception through February 28, 2013. There was a footing error in the inception column that has been corrected.

In regards to your inquiry regarding whether a liability should be recorded for $3,000. The vendor did not provide services until March 2013 at which time the freight expense was paid for using the $3,000 deposit the Company had with the vendor. Therefore no liability existed as of February 28, 2013.

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

 Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

/s/Dmitrijs Podjubnijs

Dmirtijs Podlubnijs